Exhibit 3.4

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST
OF
Bitwise 10 Crypto Index Fund

This Certificate of Amendment to the Certificate of Trust of Bitwise 10 Crypto Index Fund (the “Trust”) is being duly executed and filed to amend the Certificate of Trust (the “Certificate of Trust”) of a statutory trust formed under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1. Name. The name of the statutory trust amended hereby is Bitwise 10 Crypto Index Fund.

2. Amendment of Certificate. The Certificate of Trust of the Trust is hereby amended by changing the name of the Trust to Bitwise 10 Crypto Index ETF.

3. Effective Date. This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment in accordance with Section 3811(a)(2) of the Act.

CSC DELAWARE TRUST COMPANY, not in its individual capacity but solely as Trustee of the Trust

By:
Name: Gregory Daniels
Title: Vice President